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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 3)
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                              WHITTAKER CORPORATION
                            (Name of Subject Company)

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                            MEGGITT ACQUISITION INC.
                                   MEGGITT PLC
                                    (Bidders)

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                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    966680100
                         (CUSIP Number of Common Stock)

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                                 PHILIP E. GREEN
                        GROUP CORPORATE AFFAIRS DIRECTOR
                                   MEGGITT PLC
                              FARRS HOUSE, COWGROVE
                    WIMBORNE, DORSET BH21 4EL, UNITED KINGDOM
                               011-44-1202-847847
           (Name Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

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                                    COPY TO:
                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

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                                  TENDER OFFER

         This Amendment No. 3 further amends and supplements the Tender Offer Statement on Schedule 14D-1 initially filed on June 15, 1999 (as amended and supplemented, the "Statement") by Meggitt Acquisition Inc., a Delaware corporation (the "Purchaser"), and Meggitt PLC, a public limited company organized under the laws of England and Wales (the "Parent"), relating to the offer by Purchaser to purchase all shares of common stock, $0.01 par value (the "Shares"), of Whittaker Corporation, a Delaware corporation (the "Company"), at $28.00 per Share, net to the Seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal. The Offer also was made for all shares of Series D Participating Convertible Preferred Stock, $1.00 par value, of the Company, at $9,142.87, net to the Seller in cash, on the terms and subject to the conditions set forth in the Offer. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Statement, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 10. ADDITIONAL INFORMATION

                  On July 12, 1999, Parent was notified by the FTC that it had completed its review of the Merger under the HSR Act and that there would not be a request for additional information. In addition on July 12, 1999, Parent was notified by the Committee on Foreign Investment in the United States that the review process relating to the Merger under the Exon-Florio provisions of the US Defense Production Act had been completed.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

                  (a)(10)  Text of Press Release of Parent dated July 13, 1999.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 13, 1999

                                 MEGGITT ACQUISITION INC.

                                 By: /s/ Bennett F. Moore
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                                     Name: Bennett F. Moore
                                     Title: Vice President and Secretary



                                 MEGGITT AMERICA, INC.

                                 By: /s/ Bennett F. Moore
                                     ------------------------------------------
                                     Name: Bennett F. Moore
                                     Title: President



                                 MEGGITT-USA, INC.

                                 By: /s/ Bennett F. Moore
                                     ------------------------------------------
                                     Name: Bennett F. Moore
                                     Title: President and Secretary



                                 MEGGITT INTERNATIONAL LIMITED

                                 By: /s/ Philip E. Green
                                     ------------------------------------------
                                     Name: Philip E. Green
                                     Title: Director



                                 MEGGITT PLC

                                 By: /s/ Philip E. Green
                                     ------------------------------------------
                                     Name: Philip E. Green
                                     Title: Group Corporate Affairs Director



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                                  EXHIBIT INDEX


EXHIBIT
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(a)(10)  Text of Press Release of Parent dated July 13, 1999














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